January 8, 2013

Via EDGAR

Mr. Mark Wojciechowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549

Re:                             TGC Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No. 1-32472

Dear Mr. Wojciechowski:

As discussed on our call on Monday afternoon, due to the comments arriving right before the holidays and the lack of availability of internal and third party resources necessary for the response, TGC Industries, Inc. plans to respond by January 25, 2013 to the letter from the Securities and Exchange Commission dated December 21, 2012.  You can reach me at 214.651.5119 if you have any questions.

Very truly yours,

/s/ W. BRUCE NEWSOME

W. Bruce Newsome
Direct Phone Number: 214.651.5119
Direct Fax Number: 214.200.0636
Bruce.newsome@haynesboone.com

cc:           James Brata